
05009035


WESTERN AREAS
LIMITED

WESTERN AREAS LIMITED

UNAUDITED QUARTERLY RESULTS ENDED 31 MARCH 2005


PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
("Western Areas" or "the Company")
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street, Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

COMMUNICATIONS
Brian Gibson Issue Management
Contact person: Brian Gibson
Telephone: +27 (11) 880-1510
Fax: +27 (11) 880-1392
e-mail: gibson@icon.co.za

TRANSFER SECRETARIES - SOUTH AFRICA
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107
Telephone: +27 (11) 370-5000
Fax: +27 (11) 688-7721/2

OFFICE OF
UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road, Beckenham
Kent, BR3 4TU

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +91 212 815 3326
Fax: +91 212 571 3050
www: adrbny.com
Shareholder Relations
Toll free no: (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRS)

LETTER TO SHAREHOLDERS

As for the other South African gold mining companies, the first quarter of 2005 proved to be extremely challenging for Western Areas. Attributable gold production of 1 439 kg declined from the 1 891 kg produced in the December 2004 quarter. 265 000 tonnes of ore were milled during the quarter, representing a decline of 27 000 tonnes from the previous quarter. Underground ore production for the quarter was supplemented by treating 112 000 tonnes of ore sourced from low-grade surface stockpile material. For the March 2004 quarter, attributable gold production was 1 451 kg, and ore milled was 262 000 tonnes. These figures are in line with the March 2005 quarter, reflecting the negative impact of the extended December break and the need to address this issue.

Following the commissioning of the new Twin Shafts infrastructure, and the drive to increase production, pressure was placed on the older infrastructure at SV2 and SV3 with the result that, and following a record of poor historical maintenance, certain water pumps and columns failed with the consequential flooding of the SV3 pump station on 1 March 2005. Accordingly, pumping and water services for both the South and Twin Shaft complexes was interrupted for 10 days, impacting negatively on production for the quarter. The water service columns are currently being replaced and power reticulation in the old South Shaft system is being relocated to reduce the risk of similar occurrences in future.

The loss of production for the quarter will, to a large extent, be recovered by re-arranging working rosters of conventional stoping crews and through the ongoing recovery of gold from the clean-up of the old processing plant.

Although gross costs were contained, cash costs per kilogram increased from R71 513/kg in the December quarter to R87 278/kg, mainly due to the production problems described above (March 2004: R88 550/kg). The average dollar spot gold price achieved (excluding hedging) decreased from $435/oz in the December quarter to $427/oz. The benefit of a historically strong US$ gold price was offset by a strong Rand which averaged R6.02/$ for the quarter.

Before the inclusion of hedge transactions the price of gold realised averaged R83 345/kg for the quarter relative to R83 976/kg for the December quarter. Including the hedge transactions (principally "out of the money" sold call options) the realised gold price averaged R58 193/kg.

Based on the weakening of the Rand/dollar exchange rate from R/$5.66 on 31 December 2004 to R/$6.24 on 31 March 2005, a negative fair value adjustment of R126.9 million was incurred (compared to a positive R187.9 million fair value adjustment in the previous quarter). This together with the decline in production contributed to a reversal of a R189.9 million profit for the quarter ended December 2004 into a R186.8 million loss for the current quarter or a loss of 158.2 cents a share (compared to a positive 161.1 cents in the December 2004 quarter). This includes the consequential deferred tax adjustment of R130.8 million for the current quarter.

Following the commissioning of the Twin Shafts in the last quarter of 2004, development on 100 Level has commenced to open up high-grade VCR reserves and to provide access to the Elsburg Massives to the east of the Upper Elsburg.

South Deep is on track to finalise a life of mine plan by the end of the year. The mine plan will consider accelerating development on 100, 105 and 110 Levels in support of an increase in production to approximately 320 000 tonnes per month by 2010.

Discussions continue to be held with the Department of Minerals and Energy ("DME") regarding the integrity of the boundary pillar, and with Harmony regarding the interim cost of pumping at Harmony's Randfontein Estates No.4 Shaft. The Placer Dome Western Areas Joint Venture has assessed that the boundary plugs and pillars separating the mines have been thoroughly tested and confirmed by independent experts, and consequently the closure of the Randfontein Estates No.4 Shaft is a legal obligation of Harmony.

Discussions are under way with the underwriters regarding the SV1 insurance claim arising from a fall of ground in the shaft in January 2004. Placer Dome Inc, which administers the mine's insurance on behalf of the Placer Dome Western Areas Joint Venture, is optimistic that there will be a reasonable negotiated settlement.

Negotiations are progressing with the hedge banks to restructure the derivative structure to more appropriately match the forecast South Deep production profile. In the interim, Western Areas will proceed with a R800 million rights issue to finance the capital expenditure required to increase production at South Deep, and service the hedge obligations until such time as the hedge is restructured. The refinancing of the Option Premium Payable and the possible conversion of this obligation into a Rand-denominated obligation will be undertaken as soon as is practically possible, taking due consideration that the life of mine plan for South Deep is scheduled for completion towards the end of 2005.

Mafika Mkwanazi	Brett Kebble	Johannesburg
Non-executive Chairman	Chief Executive Officer	12 May 2005

CONSOLIDATED CASH FLOW STATEMENT

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

SA Rand million	Note	**Quarter ended 31.03.05 Unaudited**	Quarter ended 31.12.04 Unaudited	Year ended 31.12.04 Unaudited
Cash flow utilised in operating activities				
Cash from operations		**16.5**	119.9	13.0
Interest paid		**–**	(10.0)	(10.0)
Dividends received		**–**	0.1	0.1
Net cost of realisation of options		**(38.4)**	(150.1)	(150.1)
		(21.9)	(40.1)	(147.0)
Cash flow utilised in investing activities				
Additions to mining assets		**(31.3)**	(43.8)	(277.9)
Proceeds on disposal of mining asset		**–**	1.8	1.8
Proceeds on disposal of listed investment		**–**	1.2	30.6
Acquisition of shares in associated company		**–**	(12.0)	(12.0)
Increase in securities held for trading		**–**	(3.0)	(3.0)
Net decrease in other long-term assets		**–**	(1.0)	(1.0)
		(31.3)	(56.8)	(261.5)
Cash flow from finance activities				
Loan from JCI	8	**75.0**	109.8	94.8
Rights Offer – proceeds		**–**	–	401.7
– costs		**–**	–	(6.6)
Proceeds on sale of treasury shares		**–**	5.8	5.8
Option premiums paid		**(30.0)**	(22.1)	(95.9)
		45.0	93.5	399.8
Net decrease in cash and cash equivalents		**(8.2)**	(3.4)	(8.7)
At beginning of period		**13.2**	14.9	21.9
Translation adjustment		**–**	1.7	–
At end of period		**5.0**	13.2	13.2

Note:

8. The JCI Limited loan includes capitalised interest which is in terms of the stand-by facility arranged in 2004. The facility is unsecured, carries interest at prime plus 1.5% and is to be repaid out of funds.

PRODUCTION AND UNIT RESULTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

Year ended 31.12.04	Quarter ended 31.12.04	**Quarter ended 31.03.05**				**Quarter ended 31.03.05**	Quarter ended 31.12.04	Year ended 31.12.04
	IMPERIAL						METRIC	
888	222	**194**	tons	Reef mined (000)	tonnes	**176**	201	805
1 241	335	**292**	tons	Ore milled (000)	tonnes	**265**	297	1 119
0.228	0.254	**0.259**	oz/ton	Yield (underground)	g/tonne	**8.87**	8.74	7.84
0.176	0.185	**0.158**	oz/ton	Yield (incl. surface)	g/tonne	**5.45**	6.36	6.06
218 025	60 795	**46 260**	oz	Gold produced	kg	**1 439**	1 891	6 781
218 582	61 401	**45 066**	oz	Gold sold	kg	**1 402**	1 911	6 799
373	366	**451**	US$/oz	Cash costs	R/kg	**87 278**	71 513	77 873
445	461	**553**	US$/oz	Total production costs	R/kg	**106 962**	89 935	92 770
298	320	**301**	US$/oz	Gold price achieved	R/kg	**58 193**	62 377	62 289
				Average exchange rate achieved	R/$	**6.0182**	6.0630	6.5009
				Period end exchange rate	R/$	**6.2440**	5.6600	5.6600
49	12	**5**	US$m	Capital expenditure	Rm	**31**	45	278
5	5	**2**	US$m	Capital commitment at end of period	Rm	**12**	28	28

CONSOLIDATED BALANCE SHEET

SA Rand million	Notes	**Period ended 31.03.05 Unaudited**	Year ended 31.12.04 Unaudited
ASSETS			
Non-current assets			
Mining assets	6	**3 417.4**	3 411.8
Investment in associated company		**22.8**	22.8
Other investments		**15.7**	15.4
Other long-term assets		**1.0**	1.0
Deferred taxation	7	**528.2**	446.0
Derivative asset – long-term portion	2	**636.0**	630.1
		4 621.1	4 527.1
Current assets			
Inventories		**22.9**	24.7
Trade and other receivables		**16.2**	23.3
Derivative asset – short-term portion	2	**55.6**	72.5
Taxation receivable		**5.5**	5.5
Cash and cash equivalents		**5.0**	13.2
		105.2	139.2
Total assets		**4 726.3**	4 666.3
EQUITY AND LIABILITIES			
Capital reserves			
Shareholders' equity per statement		**1 381.3**	1 511.0
Non-current liabilities			
Provision for post-retirement medical benefits		**3.4**	3.5
Provision for environmental rehabilitation		**19.9**	19.4
Option premium payable – long-term portion		**874.0**	796.4
Derivative liability – long-term portion	2	**1 887.9**	1 802.4
		2 785.2	2 621.7
Current liabilities			
Loan from JCI Limited	8	**174.1**	95.2
Option premium payable – short-term portion		**90.9**	109.3
Derivative liability – short-term portion	2	**160.9**	214.3
Payables and provisions		**133.9**	114.8
		559.8	533.6
Total equity and liabilities		**4 726.3**	4 666.3

Notes:

2. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet.
6. No adjustment has been made to reflect mining assets at their fair value.
7. Deferred taxation movement is mainly in relation to the fair value adjustments of the derivative structure, arising from exchange rate and the US$ gold price fluctuations. The US$ gold price decreased from US$435 at 31 December 2004 to US$427 at 31 March 2005.
8. The JCI Limited loan includes capitalised interest which is in terms of the stand-by facility arranged in 2004. The facility is unsecured, carries interest at prime plus 1.5% and is to be repaid out of funds raised from a rights offer.

BASIS OF ACCOUNTING

The accounting policies used to prepare the quarterly results are consistent with those applied in the previous periods and are in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT

SA Rand million	Notes	Quarters ended 31.03.05 Unaudited	31.12.04 Unaudited	Year ended 31.12.04 Unaudited
Gold revenue		**61.9**	102.3	381.4
Gold sales at spot		**117.8**	158.1	564.3
Gold first charge		**2.1**	2.3	9.3
Realisation of matured option		**(58.0)**	(58.1)	(192.2)
Total production costs	1	**(153.9)**	(168.4)	(627.5)
Production costs		**(125.6)**	(135.2)	(528.1)
Amortisation of mining assets		**(25.1)**	(23.0)	(76.2)
Other - non cash		**(3.2)**	(10.2)	(23.2)
Operating loss from gold		**(92.0)**	(66.1)	(246.1)
Net interest paid		**(3.9)**	(2.7)	(12.1)
Other income		**2.3**	3.1	5.2
Administration and other expenditure		**(5.3)**	(2.0)	(20.5)
Operating loss before derivative transactions		**(98.9)**	(67.7)	(273.5)
Derivative transactions		**(218.7)**	307.3	302.4
Present value adjustment for option premium payable		**3.0**	(9.0)	(69.8)
Fair value adjustment	2	**(126.9)**	187.9	221.0
Exchange (losses)/gains	3	**(94.8)**	128.4	151.2
(Loss)/Profit before taxation		**(317.6)**	239.6	28.9
Taxation - deferred		**130.8**	(49.7)	(15.4)
(Loss)/Profit for the period		**(186.8)**	189.9	13.5
(Loss)/Earnings per ordinary share (cents)				
- Basic		(158.2)	161.1	12.2
- Headline		(160.2)	160.7	10.8
- Diluted basic	4	(157.9)	160.8	12.2
- Diluted headline	4	(159.9)	160.4	10.8
Number of ordinary shares issued (million)		118.5	118.5	118.5
Weighted average number of ordinary shares (million)	5	118.0	117.9	110.3
Determination of headline earnings:				
(Loss)/Profit for the period		**(186.8)**	189.9	13.5
Profit on disposal of mining assets		**(2.3)**	(0.7)	(0.7)
Unclaimed dividends written back		**-**	(1.1)	(1.1)
Loss on disposal of investments		**-**	1.4	0.2
Headline (loss)/earnings		**(189.1)**	189.5	11.9

Notes:

1. Non-cash operating costs primarily include the amortisation of Western Areas' share of South Deep and the change in work-in-progress for the period.
2. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet.
3. The exchange losses relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 5.660 at 31 December 2004 to 6.244 at 31 March 2005.
4. Diluted earnings and diluted headline earnings per share are attributable to the shares held in the Share Incentive Trust (Treasury Shares) for which the exercise price is lower than the current market value.
5. The weighted average number of ordinary shares is arrived at after making adjustments for the treasury shares and the rights issue during 2004.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

SA Rand million	**Period ended 31.03.05 Unaudited**	Year ended 31.12.04 Unaudited
Share capital	**118.5**	118.5
Balance at beginning of year	**118.5**	105.4
Number of ordinary shares issued	**–**	13.1
Share premium	**2 245.5**	2 245.5
Balance at beginning of year	**2 245.5**	1 863.5
Number of ordinary shares issued	**–**	388.6
Share issue costs	**–**	(6.6)
Cash flow hedge reserve	**(1 310.8)**	(1,367.9)
Balance at beginning of year	**(1 367.9)**	(1,330.6)
Fair value adjustment on unrealised options	**24.5**	(142.7)
– fair value movement	**45.3**	(264.2)
– tax effect on movement	**(20.8)**	121.5
Realisation of matured options	**32.6**	105.4
– matured options realisation and payment	**57.9**	192.2
– matured options gold price reclassification	**2.5**	3.0
– tax effect on movement	**(27.8)**	(89.8)
Retained earnings	**331.2**	518.0
Balance at beginning of year	**518.0**	504.5
Attributable profit for the period	**(186.8)**	13.5
Treasury shares	**(3.1)**	(3.1)
Balance at beginning of year	**(3.1)**	(8.9)
Disposals	**–**	5.8
Total capital and reserves	**1 381.3**	1 511.0

OPEN HEDGE POSITIONS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

As at 31 March 2005		**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**Total**
Dollar/Gold												
Derivative asset												
Put options bought												
Quantity	ozs	161 424	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	1 918 710
Average price	$/oz	278.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	–	–	0.2	0.5	0.9	1.6	2.2	2.3	2.8	1.7	12.2
Call options bought												
Quantity	ozs	67 050	84 948	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	796 998
Average price	$/oz	278.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	55.6	70.6	70.5	75.5	74.2	78.0	73.5	73.0	73.5	35.0	679.4
Total derivative asset fair value												**691.6**
Derivative liability												
Call options sold												
Quantity	ozs	124 173	157 320	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 475 925
Average price	$/oz	278.70	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(118.1)	(149.3)	(161.1)	(178.1)	(179.8)	(185.0)	(174.5)	(187.1)	(187.4)	(89.4)	(1 609.8)
Call options sold												
Quantity	ozs	49 671	62 928	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	590 367
Average price	$/oz	318.70	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(35.0)	(43.1)	(43.8)	(46.4)	(46.4)	(48.4)	(46.3)	(48.6)	(49.4)	(23.8)	(431.2)
Call options sold												
Quantity	ozs	21 000	–	–	–	–	–	–	–	–	–	21 000
Average price	$/oz	310.00	–	–	–	–	–	–	–	–	–	
Fair value	Rm's	(7.8)	–	–	–	–	–	–	–	–	–	(7.8)
Total derivative liability fair value												**(2 048.8)**
Option premium payable												
Notional value	$m's	20.0	22.5	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	230.0
Fair value	Rm's	(90.9)	(127.3)	(130.1)	(119.3)	(109.4)	(100.2)	(91.7)	(83.8)	(76.5)	(35.7)	**(964.9)**
Parameters used in fair value calculations												
US$ Gold price *(Annual average)*		433	449	469	489	511	533	556	580	606	626	
US$ Gold volatility *(Annual average)*		14	14	13	13	13	13	13	13	13	13	
US$ Interest Rates *(Annual average)*		3.85	4.26	4.47	4.61	4.71	4.79	4.87	4.93	4.99	5.05	

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
ADR ticker symbol: WARUY CUSIP No: 957654304
("Western Areas" or "The company")

PROPOSED RIGHTS OFFER OF ORDINARY SHARES

Shareholders are advised that the directors of Western Areas have resolved to proceed with a renounceable rights offer of approximately 35.5 million ordinary shares ("rights offer shares") in the ratio of approximately 30 rights offer shares for every 100 existing ordinary shares ("the rights offer"). The rights offer share subscription price will be determined and announced prior to the registration of the rights offer circular by the Registrar of Companies. Based on the closing market price of 2 300 cents per Western Areas share on the last practicable trading date before finalisation of this announcement, approximately R816 million will be raised by the rights offer. All rights offer shares not taken up by shareholders and/or their renouncees will be available for allocation to shareholders who may apply for additional rights offer shares. The rights offer will not be underwritten.

The proceeds of the rights offer will be used by Western Areas to fund its share of the balance of capital expenditure at the South Deep Twin Shaft Complex ("South Deep") to develop 100, 105 and 110 Levels. Following the completion of foregoing development, South Deep is anticipated to operate at a throughput of 320 000 tonnes of reef milled per month and cash costs of R57 000/kilogram, doubling production to approximately 800 000 ounces of gold per annum. The capital expenditure net of revenue attributable to Western Areas over the next three years is R500 million. Details of the planned utilisation of the funds raised from the rights offer, together with a 25-year attributable South Deep mine plan with forecast production, operating costs and capital expenditure will be provided in the rights offer circular. Negotiations are progressing with the hedge banks to restructure the derivative structure to more appropriately reflect the forecast South Deep production profile. The refinancing of the Option Premium Payable and the possible conversion of this obligation into a Rand denominated obligation will be addressed as soon as practically possible, taking due consideration that the full life of mine plan for South Deep is scheduled to be completed by the end of 2005, resulting in the definition of a SAMREC compliant Mineral Resource and Mineral Reserve statement.

The rights offer is subject to, *inter alia*:

- the JSE Securities Exchange South Africa ("the JSE") granting listings for the rights offer shares and letters of allocation to be issued in terms of the rights offer;
- the Registrar of Companies registering the rights offer circular and the letters of allocation in terms of section 146A of the Companies Act, 1973 (Act 61 of 1973) as amended; and
- Western Areas shareholders at the Annual General Meeting to be held on or about 29 June 2005 ("the AGM") passing the resolutions to increase Western Areas' authorised share capital for purposes of the rights offer and to place the unissued shares under the control of the directors for the purposes thereof; and
- All other regulatory approvals and exemptions as may be required.

Western Areas has borrowed R174 million from JCI Limited ("JCI") as at 31 March 2005 under the terms of the R200 million stand-by facility arranged in 2004 as part of the future funding requirements of the Company. The JCI stand-by facility is unsecured, carries interest at prime plus 1.5% and is to be repaid out of the funds raised from the rights offer. JCI will follow its rights in the rights offer on the same terms and conditions as all other Western Areas shareholders.

Western Areas shareholders providing irrevocable undertakings to follow their rights post announcement of the subscription price will be entitled to a 0.5% commitment fee of the subscription price payable to Western Areas. The rights offer subscription price and salient dates of the rights offer will be announced in due course. Following the AGM and subject to approval by the JSE, the rights offer circular will be posted to shareholders.

Johannesburg
12 May 2005

Corporate adviser	Sponsor	Corporate law adviser
NewFound	sasfin CORPORATE FINANCE	TABACKS

